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November 12, 2004

VIA EDGAR CORRESPONDENCE

Derek B. Swanson
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

RE:	Orbimage Inc.
Form 10
Filed September 13, 2004
File No. 050933

            Dear Mr. Swanson:

            We are writing on behalf of our client, ORBIMAGE Inc. (the “Company”). We make reference to the Staff’s comment letter, dated October 26, 2004, relating to the above-referenced filing of the Company on Form 10. As Tony Anzilotti, Vice President-Finance and Controller of the Company, discussed in a telephone conversation with the Staff yesterday, we hereby request that you treat as timely the Company’s response to the Staff’s comment letter if the Company responds to such letter on or before November 29, 2004.

            If you have any questions or comments with regard to the foregoing, please call Bill O’Neill at (202) 637-2275 or the undersigned at (202) 637-2337.

Very sincerely yours,

Blaise F. Brennan
of LATHAM & WATKINS LLP

cc:	Bill O’Neill, Latham & Watkins
Matthew M. O’Connell, ORBIMAGE Inc.
William L. Warren, ORBIMAGE Inc.